FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Judgment of the Spanish Competition Court	3

TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefonica de España, S.A.U., a subsidiary of Telefonica, S.A., has today been notified of the Judgment of April 1st of the Spanish Competition Court (Tribunal de Defensa de la Competencia) in proceedings 557/03 ASTEL (the Spanish association of telecommunication services operators), for infringement of Article 6 of the Spanish Competition Law 16/89 (Ley 16/89 de Defensa de la Competencia) and Article 82 of the EC Treaty finding there to have been practices in abuse of a dominant position and imposing on it a fine of 57 million euros.

The Company expresses its intention to lodge a contentious-administrative appeal to the Spanish court "Audiencia Nacional" against this Judgment on the grounds that it deems it contrary to the law and, specifically, to the Competition Law 16/89 and to the Spanish Law on the legal provisions governing public authorities and administrative procedure (Ley 30/92 de Regimen Jurídico de las Administraciones Públicas y Procedimiento Administrativo) amongst others.

Madrid, April 6th, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 7th, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors